

F I T R A D I O

Russell Greene · 3rd

Founder and CEO at FIT Radio

Atlanta, Georgia · 500+ connections · **Contact info**

 **FIT Radio**

 **Georgia State University**

Experience

 **Founder and CEO**
FIT Radio
Mar 2011 – Present · 8 yrs 11 mos
Atlanta

Our mission is to make workouts more enjoyable. With new mixes weekly from some of the best DJs around the country, and guided workouts from passionate coaches, we're here to take your workouts to the next level.

Education

 **Georgia State University**
2001 – 2005

Skills & Endorsements

Start-ups · 89

Endorsed by **6 of Russell's colleagues at Fit Radio**



Social Media Marketing · 63

 Endorsed by **Krish Dhokia and 1 other who is highly skilled at this**

 Endorsed by **2 of Russell's colleagues at Fit Radio**

Management · 59

Endorsed by **4 of Russell's colleagues at Fit Radio**

Endorsed by **9 people who know Management**

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Recommendations

Received (1)   Given (0)

Hayden Pace
Hospitality Lawyer and
Chief Executive Officer of
Industry Leading Hospitality

During my years practicing business litigation, I have interfaced with many managers, executives and officers of companies of all sizes from start-ups to Fortune 500 companies. I've known Rusty

Industry Leading Hospitality
Law Firm
November 1, 2012, Russell was
a client of Hayden's

for a few years now, and he stands out in my mind because of his
innate business sense, industrious nature, inte... **See more**

